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                              June 2, 2020

       Frank Igwealor
       Chief Executive Officer
       Givemepower Corporation
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Givemepower
Corporation
                                                            Form 10-12G
                                                            Filed May 11, 2020
                                                            File No. 000-31006

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed May 11, 2020

       General

   1. Please provide a detailed analysis why neither the company nor its wholly-owned subsidiary is an
investment company under Section 3(a)(1) under the Investment
                                                        Company Act given the
company's stated intention that part of its business is
                                                         "investments in
securities, warrants, bonds, or options of public and private companies in various industries but
focusing on specialty biopharmaceutical companies" and that
                                                        currently virtually all
of its assets are in securities. We also note your statement that "We identify and acquire
businesses which fit our investment/acquisition criteria, then restructure the
businesses or improve their operations and sell them for profit or hold them for cash flow."
Accordingly, please also provide an analysis as to why the company is not a "special situation
investment company."
 Frank Igwealor
Givemepower Corporation
June 2, 2020
Page 2
2. Much of the information in the registration statement is as of December 31, 2019. Please update the information as of the most recent time practicable. Business, page 4

3. Please clarify the business of your company. Specifically, we note your disclosure that you intend to operate a hedge fund, invest in private equity, biopharmceuticals, and real estate. Please also describe the mezzanine finance component of your business plan.
         Additionally, please disclose the total number of employees, including full time employees. See Item 101(h)(4) of Regulation S-K.
4. We note the reference to the three aftermarket auto parts retail businesses that you state in the risk factors section fit your investment/acquisition criteria. Please discuss the current status of any discussions or negotiations, including whether any agreements have been entered into.
Security Ownership of Certain Beneficial Owners and Management, page 38

5. Please include the beneficial ownership of Mr. Igwealor the shares held through Goldstein
         Franklin Inc. In addition, please include Ms. Ogbozor and the amount held by officers and directors as a group in the table. See Item 403(b) of Regulation S-K. In addition, please revise the percent held by Goldstein Franklin, as it appears the percent ownership is
         78% rather than 60%.
Directors and Executive Officers, page 39

6. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Additionally, please discuss the principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director. See
Item 401(e) of
         Regulation S-K.
Exhibits

7. Please, for exhibits incorporated by reference, include an active link to the exhibit. See
         Item 601(a)(2) of Regulation S-K.
8. Please file the $100,000 line of credit with Goldstein Franklin, Inc. as referenced in
FirstName LastNameFrank Igwealor
       footnote 5 to the financial statements. See Item 601(b)(10) of Regulation S-K. In
Comapany NameGivemepowerdisclosure of the material terms of this line of credit in the addition, please include Corporation
June 2,registration 2
        2020 Page statement and clarify whether the term has been extended. FirstName LastName
 Frank Igwealor
FirstName LastNameFrank Igwealor
Givemepower Corporation
Comapany NameGivemepower Corporation
June 2, 2020
Page 3
June 2, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction